Buenos Aires, January 14th, 2020.

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Report on Repurchase of Shares.

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”), in order to inform the shares acquired in the process to repurchase its own shares, in addition of the Relevant Events published on November 12th, 13th, 14th, 15th, 19th, 21st, 22nd, 26th and 27th 2019, and December 2nd, 3rd and 4th 2019 in accordance with art. 64 of Law 26.831, the National Securities Commission (“Comisión Nacional de Valores”) regulations and the terms and conditions approved by the Board of Directors on its meeting held on November 8th, 2019, as informed to the market on the Relevant Event published on that same date.

To this regard the Company has acquired, on the date hereof, 11,500 ADRs (each representative of 25 ordinary shares of the Company), in the amount and at a price per share and ADR that is described below:

Date of Acquisition	Amount of ADRs	Price US$	Total Amount - US$	Broker
01-14-20	11,500	14.032200	161,370	Invertir en Bolsa S.A.

Sincerely,

________________________________

Victoria Hitce

Head of Market Relations